# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: KLX Energy Services Holdings, Inc., CIK 0001738827
CUSIP: 48253L205
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3040 Post Oak Boulevard, 15th Floor, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0001257391
Persons authorized to receive notices and communications: Muqu Karim, Whitebox Advisors LLC, 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota (MN), 55416, (646) 494-7635

## Reporting persons
- WHITEBOX ADVISORS LLC (CIK 0001257391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 13,055,633; shared voting power 0; sole dispositive power 13,055,633; shared dispositive power 0; aggregate amount beneficially owned 13,055,633 (12.4% of the class)
  Comment: (1) Percent of class is calculated based on 105,677,168 shares of Common Stock expected to be outstanding after giving effect to the Rights Offering (as defined herein) and the Backstop Exchange (as defined herein), as disclosed on the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on September 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: KLX Energy Services Holdings, Inc.
Address of issuer's principal executive offices: 3040 Post Oak Boulevard, 15th Floor, Houston, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Whitebox Advisors LLC, a Delaware limited liability company (the "Reporting Person").

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of KLX Energy Services Holdings, Inc. (the "Issuer" or the "Company") held directly by Whitebox Relative Value Partners, LP, a Cayman Islands limited partnership ("WRP"), Whitebox GT Fund LP, a Delaware limited partnership ("WGT") and Whitebox Multi-Strategy Partners, LP, a Cayman Island limited partnership ("WMP" and, together with WRP and WGT, the "Whitebox Funds").

The information required by General Instruction C to Schedule 13D is attached hereto as Exhibit 1 and is hereby incorporated by reference.
Residence or business address: The principal business address of the Reporting Person is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.
Present principal occupation or employment: The principal business of the Reporting Person is to manage and advise private investment funds, including the Whitebox Funds.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the persons listed in Exhibit 1 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the persons listed in Exhibit 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

As further disclosed in Item 6 of this Schedule 13D, in connection with the consummation of the Refinancing on March 12, 2025, the Company issued to the Whitebox Funds an aggregate $50,000,000 principal amount of the Company's Senior Secured Floating Rate Cash / PIK Notes due 2030 (the "2030 Notes") and warrants to purchase an aggregate 511,110 shares of Common Stock at an exercise price of $0.01 per share (the "Warrants").

The shares of Common Stock reported herein were thereafter acquired by the Reporting Person as follows: (i) 12,876,575 shares of Common Stock were acquired on September 29, 2026, upon closing of the Backstop Exchange (as defined herein), in exchange for an aggregate principal amount of $19,070,917 of the 2030 Notes held directly by the Whitebox Funds, plus an aggregate $115,183 in accrued and unpaid interest on such 2030 Notes; and (ii) 179,058 shares of Common Stock were acquired on November 14, 2025, upon exercise of Warrants held directly by the Whitebox Funds at an exercise price of $0.01 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Backstop Agreement

On August 6, 2026, the Company entered into a Rights Offering Backstop Agreement (the "Backstop Agreement") with the holders of the 2030 Notes (the "Backstop Parties"), including the Reporting Person on behalf of the Whitebox Funds, in connection with the Company's $125.0 million rights offering (the "Rights Offering"), to purchase each Backstop Party's individual backstop commitment, for an aggregate of $94.0 million.

Pursuant to the Rights Offering, the Company distributed to all eligible holders of record of its Common Stock, as of 5:00 p.m., New York City time on August 21, 2026, at no cost and on a pro rata basis, transferable subscription rights to purchase shares of Common Stock at a subscription price of $1.49 per share (the "Subscription Price").

Pursuant to the terms of the Backstop Agreement, and subject to the satisfaction of certain conditions thereunder, the Backstop Parties committed, severally and not jointly, to purchase from the Company, at the Subscription Price, any unsubscribed shares in the Rights Offering following the expiration of the Rights Offering, through an exchange of the Backstop Parties' 2030 Notes for such shares, whereby (x) the exchange price for any exchanged 2030 Notes should be 100% of the principal amount thereof and (y) any accrued and unpaid interest on any exchanged 2030 Notes should also be exchanged for additional shares of Common Stock at the Subscription Price (the "Backstop Exchange").

The Backstop Agreement contains customary representations and warranties from the Company, on the one hand, and from the Backstop Parties on the other hand. The Backstop Agreement also contains customary covenants and agreements by the Company and the Backstop Parties.

Pursuant to the Backstop Agreement, effective as of the closing of the Backstop Exchange, certain Backstop Parties that, together with their controlled affiliates, hold at least 10% of the Company's outstanding Common Stock after giving effect to the closing (each, a "Designating Holder"), which includes the Reporting Person, have the right to designate one individual (each, a "Designated Director") for appointment to the board of directors of the Company (the "Board"), subject to certain eligibility requirements. Each Designating Holder will have the right to have its Designated Director nominated for election as a director at each subsequent annual meeting of stockholders of the Company and included among the slate of nominees recommended by the Board for election at each such annual meeting of stockholders for so long as such Designating Holder (together with its controlled affiliates) continues to beneficially own at least 7.5% of the Company's outstanding Common Stock.

The foregoing description of the Backstop Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Backstop Agreement, which is attached as an exhibit and is incorporated herein by reference.

Backstop Exchange

On September 29, 2026, the Company completed the Rights Offering and closed the Backstop Exchange.

The aggregate amount of the Backstop Parties' backstop commitment was reduced from $94.0 million to $87.8 million as a result of $6.2 million of 2030 Notes redeemed with Rights Offering proceeds. Each individual Backstop Party was subject to an aggregate 30% ownership limitation on a pro forma fully diluted basis. An aggregate of 59,273,445 shares of Common Stock were issued to the Backstop Parties in the Backstop Exchange, including 12,876,575 shares of Common Stock issued to the Whitebox Funds.

Following the closing of the Backstop Exchange, the Reporting Person beneficially owns more than 10% of the Company's outstanding Common Stock and therefore has the right to designate a Designated Director for appointment to the Board. The Reporting Person has nominated an independent candidate as its Designated Director.

The Reporting Person has engaged in, and intend to continue to engage in, communications with the Issuer's management and the Board, other current and prospective holders of the Issuer's equity and debt securities, and other third parties about, and intend to negotiate agreements with the Issuer regarding, a broad range of consensual transactions. Any such transactions may involve, among other things, changes in the Issuer's capital structure, corporate governance, constituent documents and board composition. Any such transactions may result in the Reporting Person requesting or obtaining representation on the Board, acquiring control of a majority of the Issuer's outstanding equity securities, or any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person may engage with the Issuer on the matters set forth in the preceding paragraph, and may in the future take actions concerning its respective investments in the Issuer with respect thereto. There can be no guarantee that the Reporting Person will make any proposal regarding any of the matters set forth in the preceding paragraph, and if any such proposal is made, the Reporting Person can provide no assurances such proposal will be accepted or that it will successfully consummate any proposed transaction. To facilitate its consideration of such matters, the Reporting Person has retained, or intends to retain, consultants, legal counsel and advisors.

The Reporting Person may also, from time to time, engage in discussions with members of the Issuer's management and the Board, other current and prospective holders of the Issuers' equity and debt securities, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which (in addition to the matters discussed above) may include, among other things, the Issuer's business, management, capital structure, capital allocation, corporate governance, board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions and negotiations referenced above, the Issuer's financial position and investment strategy, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Issuer's securities, other investment opportunities available to the Reporting Person, conditions in the securities market, and general economic and industry conditions, the Reporting Person intends to consider, explore, and develop plans and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with the Issuer's management and the Board, engaging in discussions with holders of the Issuer's equity and debt securities and others about the Issuer and the Reporting Person's investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, strategic transactions, including business combinations, a sale of the Issuer as a whole or in parts or acquisitions or investments by the Issuer, Board composition and structure, operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may at any time reconsider and change its plans or proposals relating to the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 6 is incorporated herein by reference.

The Reporting Person is deemed to be the beneficial owner of 13,055,633 shares of Common Stock, as a result of
(i) WRP's ownership of 5,315,997 shares of Common Stock, (ii) WGT's ownership of 733,201 shares of Common Stock and (iii) WMP's ownership of 7,006,435 shares of Common Stock.

The Reporting Person is deemed to beneficially own approximately 12.4% of the shares of Common Stock outstanding. Percent of class is calculated based on 105,677,168 shares of Common Stock expected to be outstanding after giving effect to the Rights Offering and the Backstop Exchange, as disclosed on the Issuer's current report on Form 8-K filed with the SEC on September 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on the cover page of this Schedule 13D is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days:
The information set forth in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

On September 24, 2026, WRP, WGT and WMP sold 189,541, 26,181 and 249,976 shares of Common Stock, respectively, at the Subscription Price, as a result of assignments on their short positions in subscription rights issued in connection with the Rights Offering.
Other persons with the right to receive dividends or sale proceeds: The Whitebox Funds are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person. Each of WRP and WMP individually has such right with respect to more than 5% of the shares of Common Stock outstanding.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Securities Purchase Agreement

On March 7, 2025, the Company and certain of its subsidiaries party thereto entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with certain holders (the "Investors"), including the Reporting Person, of its existing 11.500% senior secured notes due 2025 (the "Existing Notes"), pursuant to which the Company had agreed to issue and sell to the Investors (a) approximately $232 million in aggregate principal amount of the 2030 Notes and (b) Warrants entitling the holders thereof to purchase, in the aggregate, up to 2,373,187 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustment, in exchange for (i) approximately $78 million in aggregate cash consideration and (ii) approximately $144 million aggregate principal amount of Existing Notes, which were cancelled by the Company upon receipt thereof (collectively, the "Refinancing").

On March 12, 2025, the Company consummated the Refinancing. In connection with the consummation of the Refinancing, the Company issued to the Whitebox Funds $50,000,000 principal amount of the 2030 Notes and Warrants to purchase an aggregate 511,110 share of Common Stock.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached as an exhibit and is incorporated herein by reference.

2030 Notes Indenture, Amended and Restated

The 2030 Notes are governed by an Indenture, dated as of March 12, 2025 (the "Indenture"), as amended and restated as of September 29, 2026 (the "Amended and Restated Indenture"), entered into by and among the Company, as the issuer, the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent. The 2030 Notes will mature in March 2030. The Company pays interest on the 2030 Notes, at its election, in cash or additional Notes paid-in-kind on one-, three- or six-month interest periods. The 2030 Notes are senior secured obligations of the Company secured by a first priority security interest on substantially all of the Company's assets, other than certain collateral securing a credit agreement of the Company, dated as of March 7, 2025, in which the 2030 Notes have a second priority security interest, subject in each case to certain excluded assets. The Company is required to redeem the 2030 Notes in an amount equal to 2.00% per annum of all 2030 Notes outstanding as of the prior applicable Interest Payment Date (as defined in the Indenture) on the last business day of each of March, June, September and December, commencing on March 31, 2025. Additionally, upon certain changes of control, consummation of certain asset sales and other events, the Company will be required to repurchase the 2030 Notes at the applicable redemption prices.

The foregoing descriptions of the Indenture and the Amended and Restated Indenture do not purport to be complete and are subject to and are qualified in their entirety by reference to the full text of the Indenture and the Amended and Restated Indenture, each of which is attached as an exhibit and is incorporated herein by reference.

Registration Rights Agreement

In connection with the completion of the Rights Offering, the Company entered into a Registration Rights Agreement, dated as of September 29, 2026 (the "Registration Rights Agreement"), with the Backstop Parties, including the Reporting Person on behalf of the Whitebox Funds, pursuant to which the Backstop Parties were granted certain customary registration rights in respect of such shares.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit 2 - Rights Offering Backstop Agreement, dated August 6, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on August 10, 2026)

Exhibit 3 - Securities Purchase Agreement, dated as of March 7, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on March 7, 2025)

Exhibit 4 - Indenture, dated March 12, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's current report on Form 8-K filed with the SEC on March 12, 2025)

Exhibit 5 - Amended and Restated Indenture, dated September 29, 2026 (incorporated by reference to Exhibit 4.1 to the Issuer's current report on Form 8-K filed with the SEC on September 30, 2026)

Exhibit 6 - Registration Rights Agreement, dated September 29, 2026 (incorporated by reference to Exhibit 10 to the Issuer's current report on Form 8-K filed with the SEC on September 30, 2026)

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Muqu Karim, Muqu Karim, Chief Operating Officer & Chief Financial Officer (10/06/2026)